Halifax House Price Index

National Index | **January 2002**

FOR IMMEDIATE RELEASE | **4 FEBRUARY 2002**

All Houses, All Buyers I ... =100)

Index (seasonally adjusted) **325.0** Monthly Change **1.6%** Annual Change **16.8%**

Standardised Average Price (seasonally adjusted) **£100,412**

- Average UK house price increases to over £100,000 for the first time.
- UK house prices rose by 1.6% in January (seasonally adjusted) the third successive strong increase since October 2001.
- The annual rate of house price inflation in the UK increased to 16.8%.
- The increase in house prices largely reflects a bounce back in confidence from the lows seen in the aftermath of September's terrorist attacks in America and continued supply shortages in the market.


House Price Inflation
(% change, year on year)
16
12
8
4
0
-4
1995
1996
1997
1998
1999
2000
2001
2002

Source: Halifax House Price Index

Commenting on the figures Gary Styles, Head of Group Economics, said:

"The housing market in January has shown little sign of slowing from the strong growth seen at the end 2001. House prices have risen by over 6% in the last 3 months and by 16.8% in the last year. Although this largely reflects a bounce back in consumer confidence from the lows of the September terrorist attacks, supply shortages in the market are also contributing to higher house prices.

These figures fit very well with the recent data published on consumer confidence, consumer credit and mortgage growth. The UK consumer is continuing to borrow and spend against a background of a weak US and world economy. However, we continue to expect slowing UK economic growth and rising unemployment will result in an easing in house price inflation over the course of 2002."

UK House Prices : Historical Data

All Houses, All Buyers (Seasonally Adjusted)

Period	Index 1983=100 [1]	Standardised Average Price £ [2]	Monthly Change %	Annual Change %	Price/ Earnings Ratio [3]
1997 Q4	225.4	69,657	-	5.4	3.18
1998 Q4	237.2	73,286	-	5.5	3.25
1999 Q4	264.1	81,595	-	11.5	3.44
2000 Q4	278.6	86,095	-	5.7	3.55
2001 Q4	311.2	96,149	-	11.7	-
Jan 2001	277.9	85,879	0.3	0.9	3.47
Feb	281.9	87,088	1.5	3.4	3.41
Mar	284.1	87,784	0.8	4.1	3.46
Apr	289.1	89,323	1.8	5.7	3.74
May	293.5	90,680	1.5	7.3	3.81
Jun	297.9	92,050	1.5	9.7	3.85
Jul	300.0	92,683	0.7	9.6	3.87
Aug	304.3	94,015	1.4	10.9	3.95
Sep	304.5	94,084	0.1	8.8	3.93
Oct	304.5	94,082	0.0	9.4	3.91
Nov	311.1	96,133	2.2	11.5	4.01
Dec	319.8	98,819	2.8	15.5	-
Jan 2002	325.0	100,412	1.6	16.8	-

NOTES

1. INDEX
The standardised index is seasonally adjusted using the U.S. Bureau of the Census XII moving-average method based on a rolling 84-month series. Each month, the seasonally adjusted figure for the same month a year ago and last's month figure are subject to revision.

2. STANDARDISED AVERAGE PRICE
The standardised average price is calculated using the Halifax's mix adjusted methodology.

3. PRICE/EARNINGS RATIO
Ratio of the Halifax standardised average price of All Houses to national average earnings for full-time male employees.